SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                                        Commission File Number: 0001-000052

                        NOTIFICATION OF LATE FILING

 ( ) Form 10-K    ( ) Form 11-K    ( ) Form 20-F    (X) Form 10-Q
 ( ) Form N-SAR

      For Period Ended: June 30, 1998


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant: Sunbeam Corporation


 Former name, if applicable: Not Applicable


 Address of principal executive office:
 1615 South Congress Avenue, Suite 200


 City, state and zip code: Delray Beach, Florida  33445



                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject
 ( ) quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As previously announced, the Audit Committee of the Board of Directors of Sunbeam Corporation (the "Company") has determined that the Company will be required to restate its audited financial statements for 1997 and possibly 1996, as well as its unaudited financial statements for the first quarter of 1998. This conclusion was reached by the Audit Committee based on information presented to it by the Company's outside auditor, Arthur Andersen LLP, and the accounting firm assisting the Audit Committee, Deloitte & Touche LLP.

           The Company believes that it will be in a position to issue restated financial statements by the end of September 1998. Until that time, the Company will not be in a position to report its financial results for the second quarter of 1998 and, accordingly, will be unable to file its second quarter Form 10-Q with the Commission.



                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

 Janet G. Kelley                      (561)              243-2127
   (Name)                           (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                         (X)  Yes   ( )  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         (X)  Yes   ( )  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The restatements will involve adjustments that are expected to be material in the aggregate for 1997 and possibly for 1996, as well as for the first quarter of 1998. The Company is working with Arthur Andersen LLP and Deloitte & Touche LLP to review the Company's financial records and quantify the adjustments. Until this review is completed, however, no estimate can be made of the extent of any restatement that may be required with respect to the second quarter of 1997.



                              Sunbeam Corporation
 ---------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:     August 13, 1998            By: /s/ Bobby Jenkins
                                         ---------------------------------
                                              Bobby Jenkins
                                              Executive Vice President and
                                              Chief Financial Officer